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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                Commission File Number:  0-7214

                          NOTIFICATION OF LATE FILING

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
(Check One):         /X/ Form 10-K           / / Form 11-K           / / Form 20-F           / / Form 10-Q           / / Form N-SAR
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For Period Ended:       OCTOBER 3, 1998

/ / Transition Report on Form 10-K / / Transition Report on Form 10-Q / / Transition Report on Form 20-F / / Transition Report on Form N-SAR / / Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION

Full name of registrant:            HECHINGER COMPANY

Former name, if applicable:
                                    ---------------------

Address of principal executive office (Street and number):  1801 McCORMICK DRIVE

City, State and Zip Code:           LARGO, MARYLAND 20774


                        PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                                  See Attached


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                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

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MARK R. ADAMS                                         301                                   925-3007
-----------------------------------               -----------                            ------------------
(Name)                                            (Area code)                            (Telephone number)
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  See Attached

                               HECHINGER COMPANY

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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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
Date        JANUARY 5, 1999                                 By   /s/ MARK R. ADAMS
            ---------------                                 --------------------------------------------
                                                            MARK R. ADAMS, EXECUTIVE VICE PRESIDENT,
                                                            CHIEF FINANCIAL OFFICER AND GENERAL COUNSEL
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                           ATTACHMENT TO FORM 12b-25
                               HECHINGER COMPANY

PART III - NARRATIVE

The Company entered into a significant amendment of its $600 million senior revolving credit facility and entered into a supplemental revolving facility in the amount of $50 million on December 31, 1998. As a result of this transaction and the related unusual demands placed on the Company's management, the Company is unable to timely file its Form 10-K for the fiscal year ended October 3, 1998.

The Company is in the process of finalizing its Form 10-K, including reflecting the amended terms of the credit facility in the associated disclosures, and will file this report as soon as practicable without unreasonable effort and expense on the part of the Company.

PART IV - OTHER INFORMATION

In 1997, the Company changed its fiscal year such that the fiscal period ended October 3, 1998 was 53 weeks ("1998"), and the fiscal period ended September 27, 1997 was 34 weeks ("1997").

Net sales for 1998 were approximately $3.44 billion as compared to $1.36 billion in 1997. The increase in net sales was due primarily to the increased number of stores resulting from the acquisition of 161 Builders Square stores on September 26, 1997, as well as the greater number of weeks in 1998 compared to 1997, partially offset by a decrease in comparable stores sales (including Builders Square stores) primarily due to increased competition.

While the Company anticipates reporting a substantial net loss for the year ended October 3, 1998, it will be significantly less than the net loss reported for the 34 weeks ended September 27, 1997 of $206.0 million. The decrease in the net loss is due primarily to charges taken in 1997 of $74.5 million of store closing and restructuring charges which did not recur in 1998 and $29.2 million related to impairment of long-lived assets.